As filed with the Securities and Exchange Commission on February 7, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Cash Account Trust
Cash Management Portfolio
Cash Reserve Fund, Inc.
DWS Equity 500 Index Portfolio
DWS Global/International Fund, Inc.
DWS Income Trust
DWS Institutional Funds
DWS International Fund, Inc.
DWS Investment Trust
DWS Investments VIT Funds
DWS Market Trust
DWS Money Funds
DWS Money Market Trust

DWS Municipal Trust
DWS Portfolio Trust
DWS Securities Trust
DWS State Tax-Free Income Series
DWS Target Date Series
DWS Target Fund
DWS Tax Free Trust
DWS Value Equity Trust
DWS Value Series, Inc.
DWS Variable Series I
DWS Variable Series II
Investors Cash Trust
Tax-Exempt California Money Market Fund

and Deutsche Investment Management Americas Inc.

File No.  812-13512

AMENDMENT NO. 7 TO THE APPLICATION FOR
AN ORDER OF EXEMPTION PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT
AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS.

February 7, 2012

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Please direct all written and oral communications regarding this application to:

Scott D. Hogan
Deutsche Investment Management Americas Inc.
One Beacon Street, 14th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-3986
Fax:  (617) 295-4326

With copies to:

Caroline Pearson
Deutsche Investment Management Americas Inc.
One Beacon Street, 14th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-2565
Fax:  (617) 830-4448

David A. Sturms, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
Phone:  (312) 609-7589
Fax:  (312) 609-5005

John Gerstmayr, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
Phone:  (617) 951-7393
Fax:  (617) 235-0040

I.  INTRODUCTION

Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Market Trust, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund

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(each a “DWS Investment Company” and collectively, the “DWS Investment Companies”) 1, each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)2 and Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor” and together with the DWS Investment Companies and the Series, the “Applicants”)3, the investment adviser to each Series, hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees/directors of the applicable DWS Investment Company (each a “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.  As used herein, a Sub-Advisor may (a) be a “person” (as such term is
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1 Cash Management Portfolio and DWS Equity 500 Index Portfolio are master funds (each a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act.  Certain Series (as defined below) may invest substantially all their assets into one of the Master Funds (each a “Feeder Fund”).

2 The term “Series” as used herein also includes the DWS Investment Companies listed above that do not offer multiple series.

3 The term “Advisor” includes (i) the Advisor, and (ii) any entity controlling, controlled by or under common control with, the Advisor or its successors.  For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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defined in the 1940 Act) who is an “affiliated person” (as such term is defined in the 1940 Act) of the Series, applicable DWS Investment Company, or the Advisor solely as a result of being (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor, or (2) a sister company of the Advisor that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly-owns the Advisor (each an “Affiliated Sub-Advisor” and collectively, the “Affiliated Sub-Advisors”), or (b) be a “person” (as such term is defined in the 1940 Act) who is not an “affiliated person” of the Series, applicable DWS Investment Company, or the Advisor, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to a Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).4
Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A;  (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.
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4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Advisor, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Series”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.
Applicants are seeking this exemption primarily to enable the Advisor and each Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Advisor, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board.   This structure is commonly referred to as a “multi-manager” structure.
If the relief sought is granted, the Advisor, with the approval of the applicable Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder

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approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or an Affiliated Sub-Advisor; (ii) terminate a Non-Affiliated Sub-Advisor and hire one or more Sub-Advisors; (iii) terminate an Affiliated Sub-Advisor and hire one or more Sub-Advisors; and (iv) materially amend Sub-Advisory Agreements.  Shareholder approval will continue to be required for any other sub-advisor changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-advisor other than a Non-Affiliated Sub-Advisor or an Affiliated Sub-Advisor (all such changes referred to herein as “Ineligible Sub-Advisor Changes”).
The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisors (Cash Account Trust, et al., Investment Company Act Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order) (file no. 812-13678)) (the “Non-Affiliated Sub-Advisor Order”).  Any order granted by the Commission with respect to this Application will supersede the Non-Affiliated Sub-Advisor Order.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

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II.  THE DWS INVESTMENT COMPANIES

Each DWS Investment Company is organized as either a Massachusetts business trust, a New York trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. 5  The Board of each DWS Investment Company consists of twelve (12) members, all of whom, including the Chairperson, are Independent Board Members.  DIMA serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each existing Series.  The DWS Investment Companies and the Series are not required to hold annual shareholder meetings.
Each DWS Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the DWS Investment Companies consist of 103 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.
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5 Each Master Fund is organized as a New York trust while the remainder of the DWS Investment Companies are organized as either a Massachusetts business trust or a Maryland corporation.

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III.  THE ADVISOR

DIMA, with headquarters at 345 Park Avenue, New York, New York 10154, is a corporation organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  DIMA is an indirect, wholly-owned subsidiary of Deutsche Bank AG (“Deutsche Bank”).  Deutsche Bank is a major global financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance.  Deutsche Bank maintains a global investment management presence in the world’s major investment centers through, direct and indirect, wholly-owned subsidiaries, including DIMA in New York.  Each Deutsche Bank asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Deutsche Bank clients, including in some instances, the Series.  An Advisor serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable DWS Investment Company (each an “Investment Management Agreement” and together the “Investment Management Agreements”).  Each other Advisor is or will be registered with the Commission as an investment advisor under the Advisers Act.
The Investment Management Agreement for each existing Series was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act.  Each other Investment

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Management Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.  Pursuant to the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Series.  As the investment adviser to each Series, the Advisor determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Advisor.  The Advisor also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Advisor periodically reviews a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.
Consistent with the terms of each Investment Management Agreement, the Advisor may, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors.  In accordance with each Investment Management Agreement, the Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws.  The Advisor continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Advisor’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisors, and

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determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time.  If the Advisor determines to delegate portfolio management responsibilities to one or more Sub-Advisors, the Advisor evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series, oversees, monitors and reviews the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions.  The name of any Subadvised Series will not identify any Sub-Advisor, except that it may include the name of, or a brand name or trademark or trade name that is publicly used to identify, the Advisor, even if such name or mark is also used by or associated with an Affiliated Sub-Advisor.
For its services to each Series under the applicable Investment Management Agreement, the Advisor receives an investment management fee from that Series based on either the average net assets of that Series or that Series’ investment performance over a particular period compared to a benchmark.6  A Sub-Advisor will receive an investment management fee from the Advisor based on the percentage of assets overseen by the Sub-Advisor, based on a percentage of the fee received by the Advisor from the Subadvised Series under the Investment Management Agreement or based on a percentage of the assets of the Subadvised Series.  The fee paid to a Sub-Advisor is the result of negotiations between the Advisor and the Sub-Advisor and is approved by the applicable Board for that Subadvised Series, including a majority of the Independent Board Members.
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6 In most instances the Advisor may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Series.

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IV.  THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Advisor has entered into Sub-Advisory Agreements with the following Sub-Advisors on behalf of the Subadvised Series:
●
QS Investors, LLC (“QSI”) serves as a Non-Affiliated Sub-Advisor of DWS Global Inflation Fund, DWS Short Duration Fund, DWS Strategic Government Securities Fund and DWS Unconstrained Income Fund, each a series of DWS Income Trust; DWS Diversified International Equity Fund, a series of DWS International Fund, Inc.; DWS Blue Chip Fund, DWS Growth & Income Fund and DWS Small Cap Core Fund, each a series of DWS Investment Trust; DWS Alternative Asset Allocation Fund, DWS Balanced Fund, DWS Disciplined Market Neutral Fund, DWS Lifecycle Long Range Fund and DWS Select Alternative Allocation Fund, each a series of DWS Market Trust; DWS Floating Rate Fund, a series of DWS Portfolio Trust; DWS LifeCompass 2015 Fund, DWS LifeCompass 2020 Fund, DWS LifeCompass 2030 Fund, DWS LifeCompass 2040 Fund and DWS LifeCompass Retirement Fund, each a series of DWS Target Date Series; DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust; DWS Growth & Income VIP, a series of DWS Variable Series I; and DWS Alternative Asset Allocation Plus VIP, DWS Balanced VIP, DWS Blue Chip VIP, DWS Diversified International Equity VIP and

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●
DWS Unconstrained Income VIP, each a series of DWS Variable Series II.7
Northern Trust Investments, N.A. (“NTI”) serves as a Non-Affiliated Sub-Advisor of DWS Equity 500 Index Portfolio; DWS EAFE® Equity Index Fund and DWS U.S. Bond Index Fund, each a series of DWS Institutional Funds; and DWS Equity 500 Index VIP and DWS Small Cap Index VIP, each a series of DWS Investments VIT Funds.

●	Aberdeen Asset Management Inc. (“AAMI”) serves as a Non-Affiliated Sub-Advisor of DWS Lifecycle Long Range Fund, a series of DWS Market Trust.
●	Fischer Francis Trees & Watts, Inc. (“FFTW”) serves as Non-Affiliated Sub-Advisor of DWS Core Fixed Income Fund, a series of DWS Income Trust.
●	RREEF America L.L.C. (“RREEF”) serves as an Affiliated Sub-Advisor of DWS Alternative Asset Allocation Plus VIP, a series of DWS Variable Series II.
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7 The Boards of DWS Blue Chip Fund and DWS Blue Chip VIP recently approved the merger of each Subadvised Series into the Subadvised Series of DWS Growth & Income Fund and DWS Growth & Income VIP, respectively, effective on or about February 27, 2012 and April 30, 2012, respectively.  These mergers do not require shareholder approval in order to be effective.

The Board of DWS S&P 500 Plus Fund also recently approved the merger of the Subadvised Series into DWS S&P 500 Fund, which is a feeder fund into the Subadvised Series DWS Equity 500 Index Portfolio.  Completion of this merger is subject to a number of conditions, including, among other things, approval by shareholders of DWS S&P 500 Plus Fund at a shareholder meeting expected to be held in the first quarter of 2012.

In addition, the Boards of DWS Balanced Fund and DWS Balanced VIP recently approved certain investment policy changes and a name change to DWS Global Income Builder Fund and DWS Global Income Builder VIP, respectively, effective on or about February 1, 2012 and May 1, 2012, respectively.  Effective with these changes, the Advisor will assume day-to-day responsibilities for the management and investment of the assets of each Subadvised Series.

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●	Deutsche Alternative Asset Management (Global) Limited (“DAAM Global”) serves as an Affiliated Sub-Advisor of DWS Clean Technology Fund, a series of DWS Securities Trust.

The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series. 8
RREEF and DAAM Global are each indirect, wholly-owned subsidiaries of Deutsche Bank that provide specialized asset management services.  Deutsche Bank has overall responsibility for the affairs of each of RREEF, DAAM Global and DIMA, and generally must approve certain actions by each that would materially affect the operations of Deutsche Bank as a group.  RREEF and DAAM Global have their own employees that provide investment services to the Subadvised Series.
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 8 The Advisor has also entered into Sub-Advisory Agreements with the following Sub-Advisors on behalf of certain other Series:

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Dreman Value Management, L.L.C. (“DVM”) serves as a Non-Affiliated Sub-Advisor of DWS Dreman International Value Fund, a series of DWS International Fund, Inc.; DWS Dreman Mid Cap Value Fund and DWS Dreman Small Cap Value Fund, each a series of DWS Value Series, Inc.; and DWS Dreman Small Mid Cap Value VIP, a series of DWS Variable Series II.

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Global Thematic Partners, LLC (“GTP”) serves as a Non-Affiliated Sub-Advisor of DWS Global Thematic Fund, a series of DWS Global/International Fund, Inc.; and DWS Global Thematic VIP, a series of DWS Variable Series II.

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RREEF serves as an Affiliated Sub-Advisor of DWS RREEF Real Estate Securities Fund and DWS RREEF Global Real Estate Securities Fund, each a series of DWS Securities Trust; and DWS RREEF Global Infrastructure Fund, a series of DWS Global/International Fund, Inc.  RREEF has delegated certain portfolio management responsibilities with respect to DWS RREEF Global Real Estate Securities Fund to the following sub-subadvisors:  DAAM Global, Deutsche Asset Management (Hong Kong) Limited (“DeAMHK”) and Deutsche Investments Australia Limited (“DIAL”).  DAAM Global, DeAMHK and DIAL are each Affiliated Sub-Advisors.  Each entity provides specialized asset management services to RREEF with respect to investments in select foreign markets.  The requested relief set forth in this Application will not extend to sub-subadvisors.

These Series do not currently intend to rely on the requested relief set forth in this Application.

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    The Sub-Advisors are, and any future Sub-Advisors will be, “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisors are, and any future Sub-Advisors will be, registered with the Commission as investment advisers under the Advisers Act.  The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. In the future, the Advisor may employ multiple Sub-Advisors for one or more of the Subadvised Series.  In those instances, the Advisor would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Subadvised Series allocated to each of them.
The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the applicable Board as needed.  The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and make recommendations to the applicable Board as needed.
The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant

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Subadvised Series, and will assist the Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisors monitor the respective Subadvised Series’ investments and provide periodic reports to the applicable Board and the Advisor.  The Sub-Advisors also make their officers and employees available to the Advisor and the applicable Board to review the investment performance and investment policies of the Subadvised Series.
The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Advisor Order did not apply, the shareholders of the Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Advisor, the applicable Board or by the shareholders of the Subadvised Series on sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants. The Sub-Advisory Agreements set forth the duties of

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the Sub-Advisors and precisely describe the compensation paid by the Advisor to the Sub-Advisors.
The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act.  Each year, the applicable Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements.  Over the course of several months, the contract committee of the applicable Board, in coordination with other committees of the applicable Board, reviews comprehensive materials received from the Advisor, independent third parties and independent counsel.  The contract committee of the applicable Board consists entirely of Independent Board Members.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
Currently, the applicable Board reviews information provided by the Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements.  A Subadvised Series discloses in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the applicable Board is maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

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Pursuant to the Sub-Advisory Agreements, the Advisor agrees to pay the Sub-Advisors a fee based on the percentage of the assets overseen by the Sub-Advisors, based on a percentage of the fee received by the Advisor from the Subadvised Series under the Investment Management Agreement, or based on a percentage of the assets of the Subadvised Series.  Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series.  Neither the DWS Investment Companies nor any Subadvised Series is responsible for paying sub-advisory fees to any Sub-Advisor.  The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

V.  REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.  LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote
i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.
Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the applicable Board to hire new Sub-Advisors to manage the assets of a Subadvised Series.  These provisions would also

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require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.
The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.9  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.10
Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Sub-Advisors.  Each Affiliated Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Affiliated Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.11
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9 See Section 15(a)(3) of the 1940 Act.
10  See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
11 Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing an Affiliated Sub-Advisor.  Specifically, the Advisor will generally not have the same level of ownership in an Affiliated Sub-Advisor as suggested in the guidance issued by the staff of the Commission.  See Wells Fargo Bank N.A. (avail. March 31, 1998).  See also American Express Financial Corporation (avail. November 17, 1998).

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ii.	Requested Relief
Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Subadvisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
1.	Operations of the DWS Investment Companies
Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.12  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the
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12  See Section 1(b)(6) of the 1940 Act.

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investment, the new investment adviser should be approved by shareholders.13  The relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.
Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the applicable Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors.  The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors.  The Advisor will not normally make day-to-day investment decisions for a Subadvised Series.14
From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an
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13  Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).
14 Although the Advisor will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series.

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investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series.  Shareholders expect the Advisor, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective.  Shareholders also rely on the Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.
In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, the Advisor considers certain information, including, but not limited to, the following:
(1)
the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)
a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Advisor; and
(4)	reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market

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conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) together with the relevant Board, conduct an interview of the Sub-Advisor.
In addition, the Advisor and the relevant Board considers the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only the Advisor’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Advisor, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Advisor’s fee payable by a Subadvised Series.  Accordingly, the Advisor and the relevant Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Advisor and the relevant Board consider certain information, including, but not limited to, the following:
(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)
comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds,

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especially pooled funds and accounts having similar investment objectives; and
(3)	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.
2.	Lack of Economic Incentives
With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that no economic incentive exists for the Advisor to select an Affiliated Sub-Advisor to manage all or a portion of the assets of a Subadvised Series.  As noted above, no Subadvised Series will be responsible for compensating an Affiliated Sub-Advisor.  The Advisor will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series.  The Advisor is responsible, pursuant to the Investment Management Agreement, for paying the Affiliated Sub-Advisor from the management fee it is paid by the Subadvised Series.
Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.  Applicants assert that conditions 6, 7, 8 and 9 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will be Independent Board Members, and Independent Board Members will have

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independent counsel.  For any Subadvised Series that uses a sub-advisor that is an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, Affiliated Sub-Advisors, the conditions require the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders.  A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor.  If an Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to the annual review by the applicable Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.
3.	Benefits to Shareholders
When new Sub-Advisors are retained by the Advisor on behalf of a Subadvised Series today, the shareholders of the Subadvised Series are required to approve the Sub-Advisory Agreements.  Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series is required.  Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.  In all these instances the need

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for shareholder approval requires the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.
As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are effectively hiring the Advisor to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Advisor hiring its own employees to oversee the Subadvised Series.  Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Advisor believe that a change would benefit a Subadvised Series and its shareholders.  Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor.  Moreover, if a Sub-Advisory Agreement

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were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.
If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor.
4.	Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors.  If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).
If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;15 and (b) the
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15 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant

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Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.
Prior to any Subadvised Series relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.  Over the years, many of the Subadvised Series have sought and obtained shareholder approval of a sub-adviser approval policy or have obtained the approval of a sub-adviser approval policy by the sole shareholder prior to the Subadvised Series
________________________________________________________________________________________________
information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

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offering its shares.16  These Subadvised Series have included disclosure in the applicable statement of additional information that (i) the applicable Board and shareholders have adopted such a sub-adviser approval policy; (ii) the sub-adviser approval policy permits the Advisor, subject to the approval of the applicable Board, including a majority of the Independent Board Members, to terminate existing Sub-Advisors and hire Sub-Advisors and materially amend existing Sub-Advisory Agreements without obtaining shareholder approval; and (iii) certain conditions would be imposed in the future within an exemptive order granted by the Commission or rules adopted by the Commission.  Since December 1, 2009 with each Subadvised Series’ annual update of its registration statement, the Applicants have moved the disclosure that was previously in the Subadvised Series’ statement of additional information to its prospectus.  Any such Subadvised Series that has not included the relevant disclosure in its prospectus at all times since obtaining shareholder approval of the multi-manager structure described in this Application will deliver to its shareholders, at least 30 days prior to relying on the relief requested in this Application, written notice of (a) the substance and effect of the relief sought in this Application and (b) the fact that the Subadvised Series intends to employ the multi-manager structure described in this Application.  Such written notice may take the form of a supplement to the Subadvised Series’ prospectus, so long as that supplement is delivered as required in the preceding sentence.  In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being
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16 If a Subadvised Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Affiliated Sub-Advisors only) and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Affiliated Sub-Advisors and amending Sub-Advisory Agreements with Affiliated Sub-Advisors).

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sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.17
b.	Fee Disclosure
i.	Regulatory Background
Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material
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17 Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein has been or will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund in accordance with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering.  See CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (Notice) and 25251 (November 1, 2001) (Order).

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payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i).  Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Advisor.

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ii.	Requested Relief
Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Advisor and any sub-advisor that is an “affiliated person” of the Advisor, including, but not limited to, Affiliated Sub-Advisors; and (b) the aggregate fees paid to all Non-Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets.  Applicants believe that the relief sought in this Application should be granted because the Advisor intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisors.  As a result, disclosure of the individual fees that the Advisor pays to the Sub-Advisors would not serve any meaningful purpose.
As noted above, the Advisor may operate Subadvised Series in a manner different from a traditional investment company.  By investing in a Subadvised Series, shareholders are hiring the Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly.  The Advisor, under the supervision of the applicable Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement.  In return, the Advisor receives an advisory fee from each Subadvised Series.  Pursuant to each Investment Management Agreement,

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the Advisor will compensate the Sub-Advisors directly.  Disclosure of the individual fees that the Advisor would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.
Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-

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Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.18
The requested relief would benefit shareholders of the Subadvised Series because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors.  The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts.  Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.
c.	Precedent
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital
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18 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

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Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment

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Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).
The relief sought herein with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus, in circumstances where the shareholders of the Subadvised Series previously approved the multi-manager structure, is similar to relief previously granted by the Commission.  See, e.g., Fidelity Concord Street Trust, et al., Investment Company Release Nos. 25740 (September 23, 2002)

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(notice) and 25770 (October 16, 2002) (order).  For the reasons set forth above, the Applicants believe that the relief sought with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.
The relief sought herein with respect to Affiliated Sub-Advisors is similar to relief covering only Affiliated Sub-Advisors that were wholly-owned by the Advisor that was previously granted by the Commission.  See, e.g., PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order) (“PIMCO Funds”).  In addition, no-action relief granted by the staff of the SEC expanded the relief granted in PIMCO Funds to include Affiliated Sub-Advisors that were sister companies of the investment adviser.  See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (avail. August 6, 2002).  For the reasons set forth above, the Applicants believe that the relief sought with respect to Affiliated Sub-Advisors would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Advisor would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.
Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern

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Lights, Trust for Professional Managers I, Forum, Atlas, JNL Series, Oppenheimer, AB Funds Trust and PIMCO Funds.

VII.  CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Affiliated Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.
The prospectus for a Subadvised Series will (a) disclose prominently that the Advisor has ultimate responsibility (subject to the oversight of the applicable Board) to recommend the hiring and replacement of Sub-Advisors, and that Sub-Advisors may be hired and replaced without shareholder approval, (b) disclose and discuss the existence, substance and effect of any order granted pursuant to the Application, (c) disclose that the Advisor has the discretion to terminate any Sub-Advisors and allocate and reallocate the Subadvised Series’ assets for management among any Sub-Advisors and itself. A Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application.

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3.
The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets.  Subject to review and approval of the applicable Board, the Advisor will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions.  Subject to review by the applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	Any Ineligible Sub-Advisor Changes will require approval by shareholders of the applicable Series.
5.	Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.
6.
At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection

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of such counsel will be within the discretion of the then-existing Independent Board Members.
8.
Whenever a Sub-Advisor change is proposed for a Subadvised Series with an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, Affiliated Sub-Advisors, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Advisor or “affiliated person” of the Advisor derives an inappropriate advantage.

9.
Whenever a new Sub-Advisor is proposed to be hired for a Subadvised Series, if any Board Member has a financial interest in the Sub-Advisor, the Sub-Advisor will be approved by a majority of the applicable Board who do not have a financial interest in the Sub-Advisor.  In the case of ownership of securities, a Board Member has a financial interest if he or she has an ownership interest of 1% or more of the outstanding securities of any class of equity or debt of the Sub-Advisor or an entity that controls, is controlled by, or is under common control with the Sub-Advisor.

10.	A Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.
11.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

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VIII.  PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-3 to this Application.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 345 Park Avenue, New York, New York 10154 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

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IX.  CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
[Signature Page Follows]

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CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DWS EQUITY 500 INDEX PORTFOLIO
DWS GLOBAL/INTERNATIONAL FUND, INC.
DWS INCOME TRUST
DWS INSTITUTIONAL FUNDS
DWS INTERNATIONAL FUND, INC.
DWS INVESTMENT TRUST
DWS INVESTMENTS VIT FUNDS
DWS MARKET TRUST
DWS MONEY FUNDS
DWS MONEY MARKET TRUST
DWS MUNICIPAL TRUST
DWS PORTFOLIO TRUST
DWS SECURITIES TRUST
DWS STATE TAX-FREE INCOME SERIES
DWS TARGET DATE SERIES
DWS TARGET FUND
DWS TAX FREE TRUST
DWS VALUE EQUITY TRUST
DWS VALUE SERIES, INC.
DWS VARIABLE SERIES I
DWS VARIABLE SERIES II
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

By :           /s/John Millette________
Name:        John Millette
Title:           Secretary

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DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By :           /s/Alban Miranda______
Name:    Alban Miranda
Title:       Chief Operating Officer and Managing Director

By :           /s/Caroline Pearson_____
Name:    Caroline Pearson
Title:       Managing Director

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation                                                                Document
Exhibits A-1 through A-2                                           Certifications
Exhibits B-1 through B-3                                            Verifications

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 Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Market Trust, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the applicable Board of each Fund adopted the following vote by unanimous written consent on November 10, 2010 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund the fifth amended application and any future amended applications with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire sub-advisers and amend sub-advisory contracts between the Fund and sub-advisors without shareholder approval, in the form submitted to this meeting, with such changes and additions as any officer of each respective Fund, on the advice of Fund counsel, may approve; and

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FURTHER RESOLVED, that the officers of the Fund be, and hereby are, and each acting singly hereby is, authorized and empowered to do and perform or cause to be done and performed, all such acts and to sign and deliver, or cause to be signed and delivered, all such documents, certificates and other instruments as any such officer of the Fund in his sole discretion may deem necessary, advisable, convenient or proper to carry out the intent of the foregoing resolution.

Dated:  February 7, 2012

/s/John Millette
Name: John Millette
Title: Secretary

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Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of Deutsche Investment Management Americas Inc. (“DIMA”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of DIMA have been taken and the person signing and filing the Application on behalf of DIMA is fully authorized to do so; and that the Directors of DIMA adopted the following vote by written consent on November 5, 2010 in accordance with the By-laws of DIMA:

WHEREAS, DIMA and certain mutual funds managed by DIMA (the “DWS Funds”) has filed an application seeking an Exemptive Order from the Commission to permit DIMA, subject to the approval of the board of trustees/directors of the DWS Funds, to enter into and materially amend sub-advisory agreements with affiliated and non-affiliated sub-advisors without shareholder approval;

WHEREAS, the staff of the Commission recently provided additional comments on the Application previously filed with the Commission in September 2010; and

WHEREAS, DIMA proposes to file a fifth amendment to the application and any necessary additional amendments to the application;

RESOLVED, that the appropriate officers of DIMA be, and they hereby are, authorized to file on behalf of DIMA the fifth amendment and any future amended applications with the Commission for exemptive relief from the requirements of the Act in order to permit DIMA to hire sub-advisers and amend sub-advisory contracts with sub-advisors without shareholder approval.

Dated:  February 7, 2012

/s/Alban Miranda
Name: Alban Miranda
Title: Chief Operating Officer and Managing Director

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Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated February 7, 2012, for and on behalf of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Market Trust, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  February 7, 2012

/s/John Millette
Name: John Millette
Title: Secretary

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Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated February 7, 2012, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  February 7, 2012

/s/Alban Miranda
Name: Alban Miranda
Title: Chief Operating Officer and Managing Director

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Exhibit B-3

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application, dated February 7, 2012, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that she is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

Dated:  February 7, 2012

/s/Caroline Pearson
Name: Caroline Pearson
Title: Managing Director

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